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                                                                     Exhibit 4.4

                                 FIRST AMENDMENT
                                     to the
                                   IXNET, INC.
                             1999 STOCK OPTION PLAN



        Pursuant to a resolution of the Board of Directors ("Board") of IXnet, Inc. (the "Corporation") adopted in connection with the approval by the Board of the Agreement and Plan of Merger dated as of February 22, 2000 among Global Crossing Ltd., Georgia Merger Sub Corporation, IPC Communications, Inc., IPC Information Systems, Inc., Idaho Merger Sub Corporation, and the Corporation, the IXnet, Inc. Stock Option Plan (the "Plan"), the Plan has been amended effective February 22, 2000, as follows:

        1.      The following is added to the end of Section 5(c) of the Plan:

                "Notwithstanding the above,

                (i) only 25% of the number of Options held by any individual signatory to the Agreement dated as of February 22, 2000 among Global Crossing Ltd. ("Global Crossing"), IPCC, the Corporation and fourteen (14) individual signatories (each, a "Holder") ("Option Limitation Agreement," a copy of which shall be appended to this Plan as Appendix A hereto), determined in the order in which such Options otherwise would vest, will become vested upon the Change in Control (as defined herein) arising in connection with the transaction set forth in the Agreement and Plan of Merger Dated as of February 22, 2000, among Global Crossing, Georgia Merger Sub Corporation, IPC, IPCC, Idaho Merger Sub Corporation, and the Corporation ("Merger Agreement");

                (ii) such Change in Control shall not constitute an event requiring vesting with respect to the remaining Options held by such Holders;

                (iii) all Options, both vested and unvested, held by such Holders at the time of the Mergers (as such term is defined in the Merger Agreement) shall be converted into options to acquire shares of common stock of Global Crossing ("Rollover Options"), upon the terms and conditions set forth in the Merger Agreement;

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                (iv)    all Rollover Options held by a Holder that do not vest
                        in accordance with (i) above, shall vest over a three
                        (3) year period, as follows: one third on the first anniversary of the Closing Date (as such term is defined in the Merger Agreement); one third on the second anniversary of the Closing Date; and one third on the third anniversary of the Closing Date; and

                (v) in the event of the death or Disability (as defined in the IPC Communications, Inc. 1999 Stock Incentive Plan) of a Holder, or in the event of the termination of the Holder's employment without Cause (as defined herein) or by the Holder for Good Reason (as such term is defined in the IXnet Option Plan Grant Certificate for Executive Officers, except for such changes as are necessitated by reason of the Corporation, IPC or IPCC no longer being a publicly held company) or in the event of a change in control (as such term is defined in the standard option agreement for executive officers issued under the 1998 Global Crossing Ltd. Stock Incentive Plan as Amended and Restated as of December 7, 1999), all of the Holder's Rollover Options shall immediately vest and become exercisable, and the transfer restriction set forth in Paragraph 4 of the Option Limitation Agreement annexed hereto as Appendix A shall cease to apply to such Holder."

2.      The following is added to the end of Section 5(d) of the Plan:

        "Notwithstanding the above, 25% of Options held (i) by a person who is not a Holder (as defined in Section 5(c)(i) hereof) or (ii) by William Adiletta or Richard Farrell shall become exercisable upon the Change in Control (as defined herein, except that for purposes of this sentence, clause (v) of the definition of "Change in Control" shall not apply) arising in connection with the transaction set forth in the Merger Agreement (as defined in Section 5(c)(i) hereof)."